601 Lexington Avenue New York, New York 10022
Joshua N. Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

August 21, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp
Draft Registration Statement on Form S-1
Confidentially Submitted June 28, 2013
CIK No. 0001577670

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 26, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates the Registration Statement with financial statements and other financial information as of June 30, 2013 and for the six month periods ended June 30, 2013 and 2012, revises the Company’s financial statements as of and for the years ended December 31, 2012, 2011 and 2010 and clarifies and conforms certain other information.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

August 21, 2013

General

1.	Staff’s Comment: We note that you have filed on Form S-1. Because you intend to invest in real estate and real estate related assets, you must register your offering on Form S-11.

See General Instruction A to Form S-11. Please amend your registration statement to convert from Form S-1 to Form S-11 and include all of the disclosure required by Form S-11, as applicable to your company and your offering.

Response: For the reasons set forth below, the Company respectfully advises the Staff that it has determined that Form S-1 is more appropriate for the Company for the registration of its securities than Form S-11.

As an initial matter, General Instruction A to Form S-11 states that the form shall be used for the registration of securities issued by (i) real estate investment trusts or (ii) other issuers whose business is primarily that of “acquiring and holding for investment real estate or interests in real estate.”

First, the Company is not a real estate investment trust (“REIT”) and has no intention to become a REIT but was instead strategically structured as an internally-managed C-Corp in order to facilitate its primary business strategy of originating and securitizing first mortgage loans on commercial real estate by allowing for the retention and reinvestment of capital. Although the Company currently has a REIT subsidiary, the Company is in the process of dissolving such entity (effective no later than September 30, 2013), as the asset trading and dealing limitations inherent in a REIT structure are not conducive to the Company’s standard practice of holding its loan, securities and real property assets as available for sale. As a case in point, our most active and profitable segment, commercial loans, experienced $1.5 billion of originations and $1.4 billion of loan sales and securitizations during the six months ended June 30, 2013 and $2.5 billion of originations and $1.9 billion of loan sales and securitizations during the year ended December 31, 2012. These frequent sales of assets are considered to be “dealer activity” which is substantially limited under the REIT tax code provisions. It is for this reason that the majority of the Company’s assets are currently held outside of the REIT entity.

Second, the Company does not consider its business to be primarily that of acquiring and holding for investment real estate or interests in real estate. Although the Company flexibly allocates its capital among commercial loans, securities and real property, the latter business line, which consists of selected net leased and other commercial real estate assets, has been the Company’s smallest reportable business line since its inception. The business lines relating to commercial lending and investments in securities have together accounted for 72.0% of its total consolidated assets and 86.4% of its total net revenues (as defined on page 83 of Amendment No. 1), as of and for the six months ended June 30, 2013. The Company considers the business lines relating to commercial lending and investments in securities as investments in financial instruments and not interests in real estate. In contrast, the Company held $521.4 million of real estate property assets as of June 30, 2013, which represented 20.9% of its total consolidated assets, and which accounted for $19.0 million, or 13.3%, of its total net revenues for the six months ended June 30, 2013. Further, the Company advises the Staff that the majority of the Company’s real property assets were not acquired with the intent of “acquiring and holding” them for investment. Rather, the Company purchases real property assets with the intent of selling the properties for profit from time to time. The Company has revised its disclosure starting on pages 2 and 126 of Amendment No. 1 to clarify that in addition to the sale of its conduit and balance sheet loans, the Company also opportunistically sells its real estate and securities assets.

While the Company is not organized as a bank and believes that its status as a non-bank finance company provides it with a competitive advantage, the Company’s infrastructure is most similar to that of banks that register their securities on Form S-1. Similar to banks’ secured lines of credit with institutions such as the Federal Reserve and Federal Home Loan Banks and borrowing on instruments such as certificates of deposit, the Company has a diversified funding strategy that includes, among other financing facilities, secured lines of credit, an unsecured short term note borrowing and a Federal Home Loan Bank membership (which few, if any, of our non-bank competitors have). In addition, due to the management team’s extensive prior experience at leading investment banks, the Company’s policies, procedures and underwriting process are similar to those of banks, rather than REITs or real estate companies. Further, the presentation of the Company’s financial statements is consistent with Regulation S-X Article 9, which is applicable to consolidated financial statements filed for bank holding companies and to any financial statements of banks that are included in filings with the Commission. Also, as discussed in the prospectus, the Company’s primary competition for customers are institutional lenders, including banks, who maintain groups specifically dedicated to originating and selling loans by securitization. In fact, as these institutions are currently facing tighter capital constraints due to changes in banking regulations, the Company sees itself as filling a void in the commercial lending market created by this development.

When considering and now reexamining whether to register its securities on Form S-11 or Form S-1, the Company also considered the practice of other issuers who are also non-bank finance companies engaged in the business of mortgage loans and investments related to the mortgage market. Specifically, the Company notes the registration statements on Form S-1 filed by PennyMac Financial Services, Inc. (originally filed on February 7, 2013) and Walker & Dunlop, Inc. (originally filed on August 4, 2010). Based in part on the registration statements filed by these and other similar issuers, the Company has determined that Form S-1 is most appropriate for registration of its securities.

Finally, in other instances where the Commission has intended for its rules and regulations to apply specifically to mortgages, it has so stated explicitly. For example, Section 3(c)(5)(C) of the Investment Company Act of 1940 states that the definition of “investment company” does not include a person primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” Accordingly, the Company believes that if the Commission intended for Form S-11 to be appropriate for use by all issuers engaged in the business of making loans or investments secured by mortgages, the Commission would have explicitly stated such intention in General Instruction A to Form S-11. For the reasons stated above, the Company respectfully advises the Staff that the Company’s primary business purpose of commercial mortgage lending and investing in securities secured by first mortgage loans makes it appropriate to register its securities on a registration statement on Form S-1.

2.	Staff’s Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has not had any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company confirms that there have been no research reports about the Company published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

August 21, 2013

3.	Staff’s Comment: We note that you may engage in commercial mortgage lending and invest in securities secured by first mortgage loans. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Company confirms to the Staff that it intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). As discussed under “Business — Our Current Financing Strategies — Regulation — Investment Company Act Exemption,” beginning on page 145 of Amendment No. 1, the Company is organized as a holding company and currently conducts its businesses primarily through its wholly-owned subsidiaries. The Company intends to conduct its operations so that it does not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of “investment securities,” which excludes, among other things, U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, the Company believes that it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because, on an unconsolidated basis, it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be engaged primarily in the non-investment company businesses of its subsidiaries.

The Company expects that certain of its subsidiaries (the “3(c)(5)(C) Subsidiaries”) may rely on the exception from the definition of an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities that are not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and that are “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exception, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in qualifying real estate assets

August 21, 2013

and at least 80% of its assets in either qualifying real estate assets or other real estate-related assets.

The Company intends to classify the investments made by its 3(c)(5)(C) Subsidiaries based primarily on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on its view of what constitutes a qualifying real estate asset and a real estate-related asset. The Company intends to monitor the 3(c)(5)(C) Subsidiaries’ holdings to ensure continuing and ongoing compliance with the 55% and 80% tests referenced above and may adjust its treatment of certain assets as it deems appropriate and consistent with Section 3(c)(5)(C). Based on the Company’s current analysis of relevant SEC guidance, each 3(c)(5)(C) Subsidiary intends to operate so that:

(a)	at least 55% of its assets will consist of qualifying real estate assets, including, but not limited to:

i.	commercial real estate;

ii.	commercial mortgage whole loans, whether originated or acquired;

iii.	certain B-Notes and mezzanine loans that satisfy the conditions set forth in relevant SEC guidance;

iv.	commercial mortgage-backed securities (“CMBS”) that qualify to be treated as a qualifying real estate asset under current SEC guidance; and

v.	agency and non-agency whole pool certificates; and

(b)	at least 80% of its assets will consist of qualifying real estate assets and real estate-related assets, including, but not limited to:

i.	CMBS that do not qualify to be treated as qualifying real estate assets;

ii.	agency and non-agency partial pool certificates; and

iii.	certain B-notes and mezzanine loans that do not qualify to be treated as qualifying real estate assets.

August 21, 2013

In addition, none of the 3(c)(5)(C) Subsidiaries have issued, nor do they expect to issue, currently redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as those terms are defined by the Investment Company Act. Certain of the Company’s other subsidiaries may rely on other exceptions or exclusions from the definition of investment company under the Investment Company Act, including, without limitation, Section 3(c)(2), Section 3(c)(7) and Section 3(a)(1)(C).

4.	Staff’s Comment: We note that staff is currently reviewing the S-4 filed by Ladder Capital Financial Holdings and Ladder Capital Finance Corporation. To the extent revisions are made to the S-4 in response to comments, please also make corresponding changes to your filing, as applicable.

Response: The Company confirms that it has revised this filing in conformity with revisions to the S-4 in response to the Staff’s most recent comments.

5.	Staff’s Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section “Our Market Opportunity” starting on page 2. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: In response to the Staff’s comment, the Company will provide, in paper form, copies of the source materials, which have been marked to highlight the information relied upon and cross-referenced to the appropriate location in Amendment No. 1. The Company respectfully advises the Staff that no third party data included in the Draft Registration Statement was prepared for or commissioned by the Company or any of its affiliates.

Cover Page

6.	Staff’s Comment: We note that you will be issuing Class B shares. Please amend your registration statement to register these shares or explain to us, with a view toward disclosure, the exemption you will rely on for the issuance of these shares.

August 21, 2013

Response: In preparing to consummate the reorganization (as described in the Registration Statement), the Company carefully considered the availability of the exemption under Section 4(2) of the Securities Act of 1933 (the “Securities Act”) with respect to the exchange of existing LCFH membership interests, currently held by the Company’s existing owners and managers (the “Investors”), for LP Units and Class B Common Stock. The Company intends to rely on Section 4(2) of the Securities Act as the exemption from registration under Section 5 of the Securities Act. Section 4(2) of the Securities Act provides an exemption from Section 5 for “transactions by an issuer not involving a public offering.”

In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”), the Company believes that the private placement of Class B Common Stock in connection with the reorganization (the “Private Placement”) should not be integrated into the Company’s current public offering, because the Registration Statement did not serve as a general solicitation for the offer and sale of securities in the Private Placement. Applying the guidance in the Release, the Commission provides several examples of situations in which a private placement can be conducted in accordance with Section 4(2) after a registration statement for a separate public offering is on file. The Release states, “ . . . if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.” The Investors did not become interested in the Private Placement due to the filing of the Draft Registration Statement or as a result of any other marketing efforts or solicitations; rather, the Investors will participate in the Private Placement by virtue of their substantive, pre-existing relationship with the Company as its owners and managers. Based on the foregoing, the Company respectfully believes, and we are of the opinion, that the Private Placement is exempt from registration pursuant to Section 4(2) of the Securities Act and should not be integrated with the initial public offering pursuant to the Registration Statement.

August 21, 2013

Prospectus Summary, page 1

Our Company, page 1

7.	Staff’s Comment: We note your disclosure that “[t]he securitization of conduit loans has been a consistently profitable business for [you].” Please provide support for this statement. Additionally, please explain what “conduit loans” are.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 1 of Amendment No. 1 to clarify the meaning of “conduit loans.” With respect to support for the statement that the securitization of conduit loans has been consistently profitable, the Company respectfully directs the Staff’s attention to the tables showing net results from securitizations on pages 99 and 122 of Amendment No. 1.

8.	Staff’s Comment: We note your disclosure that your management has an average of 25 years of experience. Please revise your disclosure starting on page 147 to support this statement.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure starting on page 150 of Amendment No. 1 to show the number of years of experience of each member of management.

Our Business and Growth Strategy, page 4

9.	Staff’s Comment: We note your disclosure on page 4 that you increased your market share of new CMBS issuances from 2.8% in 2010 to 3.1% in 2011, 3.3% in 2012 and 3.5% in the first quarter of 2013. Please provide us with information that supports this statement.

Response: In response to the Staff’s comment, the Company will provide in paper form copies of the source materials, which have been marked to highlight the information relied upon.

Securities, page 7

10.	Staff’s Comment: We note that 37.8% of your other investments are in investment grade-rated securities. Please revise to provide a breakdown of the other ratings and clarify whether you hold any securities that are not rated, and whether you may invest in securities that are not rated.

August 21, 2013

Response: The Company respectfully advises the Staff that, as of June 30, 2013, all of its CMBS investments were rated investment-grade, consisting of 84.2% AAA-rated securities and 15.8% of other investment grade-rated securities, and had a weighted average duration of 1.8 years. The Company has revised the disclosure on pages 8, 86 and 133 accordingly. We have no intention of investing in securities that are not rated, however, we are not precluded from doing such.

Other Investments, page 8

11.	Staff’s Comment: We note that you have entered into a partnership with a “major pension fund” and that the fund exercises control over 90% of the fund and the ultimate investments made by the partnership. Please identify the fund or tell us why you believe this is not required.

Response: The Company advises the Staff that its partner in the institutional bridge loan partnership referred to in the Staff’s question is a Canadian sovereign pension fund and the Company has revised the disclosure on pages 8, 87 and 133 of Amendment No. 1 to identify its partner as a Canadian sovereign pension fund. The Company respectfully advises the Staff that it does not consider the particular identity of the Canadian pension fund as material to investors. The Company advises the Staff that the book value of the Company’s investment in the institutional bridge loan partnership was $8.1 million as of June 30, 2013, which represents approximately 0.3% of the Company’s consolidated assets as of that date.

Summary Financial and Other Data, page 14

12.	Staff’s Comment: Please expand the footnotes to your table to indicate the amounts used in the calculations of percentages presented in the Other Financial Data section. Also, please reconcile the amounts disclosed as amounts of undrawn committed financings to the amounts disclosed in the footnotes to your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 17 of Amendment No. 1 accordingly.

Risk Factors, page 17

13.	Staff’s Comment: Please revise your introductory paragraph to remove references to additional risks and clarify that all material risks are included in this section.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure contained on page 19 of Amendment No.1 accordingly.

August 21, 2013

14.	Staff’s Comment: Your risk factor section includes a number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the risk factors section of Amendment No. 1 accordingly. Specifically, it has removed risk factors discussing the Company’s real estate investment trust subsidiary, which is in the process of dissolving, and has consolidated and tailored other risk factors.

15.	Staff’s Comment: Please revise the applicable risk factors to disclose clearly that the registrant may change its investment strategy and/or financing strategy without a shareholder vote.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 19 of Amendment No.1 accordingly.

Our business is highly leveraged …, page 19

16.	Staff’s Comment: Please clarify, if true, that there is no limit on the amount of leverage that you may incur.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the risk factor “Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage” on page 44 of Amendment No. 1 to clarify.

Our ability to realize upon the mortgage loans …, page 39

17.	Staff’s Comment: Please explain what you mean by the phrase “realize upon the mortgage loans.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No.1 to clarify.

Our only material asset after completion of this offering will be …, page 66

18.	Staff’s Comment: Please define the acronym “TRA.”

Response: The Company has revised the disclosure to use the term “tax receivable agreement” throughout Amendment No. 1.

August 21, 2013

Organizational Structure, page 71

19.	Staff’s Comment: Please increase the size of the chart on page 72 so that it is legible. Additionally, please disclose the subsidiaries of LCFH, including Ladder Capital REIT.

Response: The Company respectfully acknowledges the Staff’s comment, and has increased the size of the chart pictured on page 65 of Amendment No.1 accordingly. The Company advises the Staff that the revised chart does not show Ladder Capital REIT because the Company intends to dissolve the REIT prior to effectiveness. The Company respectfully advises the Staff that because of the large number of its subsidiaries, it is not practicable to present all of them on the chart, and that the Company does not consider the presentation of any or all of its subsidiaries to be material to investors.

Reorganization Transactions at LCFH, page 72

20.	Staff’s Comment: Please expand your disclosure to quantify the number of membership interests by class outstanding prior to the reorganization, the conversion ratio for each class, and the number of LP Units that will be outstanding after the reorganization. Also, please disclose whether the interests are vested or unvested and the impact on the terms of conversion.

Response: The Company respectfully acknowledges the Staff’s comment, and has included a chart on page 66 of Amendment No. 1 that lists the number of membership interests by class prior to the reorganization, the conversion ratio for each class, and the number of LP Units that will be outstanding after the reorganization.

Use of Proceeds, page 76

21.	Staff’s Comment: Please describe in greater how the proceeds will be used by LCFH to grow the loan origination and related commercial real estate business lines. Please also include the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 70 accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 83

22.	Staff’s Comment: Please revise to disclose the accounting method for the Reorganization Transactions and the authoritative literature upon which you will rely.

August 21, 2013

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 82 accordingly.

23.	Staff’s Comment: We note your disclosure in footnote (4) on page 88 that for purposes of applying the as-if converted method for calculating diluted earnings per share, you have assumed that all LP Units and Class B common stock are exchanged for Class A common stock. Please tell us how you considered your obligation to pay tax benefits to LCFH unitholders under the tax receivable agreement that would be triggered by such exchange, as disclosed on page 67. Also, clarify how you will account for this obligation in your financial statements and the authoritative literature upon which you will rely.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnote 4 on page 88 to clarify that all LP Units and Class B common stock are treated as exchanged for Class A common stock given that under the as-if converted method for calculating diluted earnings per share pursuant to ASC 260-10-45-40 through 42 the Company has considered all “potential common units”. Please note that under the Reorganization Transactions and Offering Transactions as described in “Organizational Structure—Offering Transactions” on pages 67-68, LCFH’s existing investors will own LP Units in LCFH and Class B common stock in the Company following the offering and may exchange an equal number of LP Units and Class B common stock for shares of Class A common stock of the Company on a one-for-one basis.

The Company has considered that the obligation to pay tax benefits to LCFH unitholders upon exchange of LP Units and Class B common stock for Class A common stock under the tax receivable agreement (“TRA”) represents an equity transaction with shareholders entered into in conjunction with the reorganization. The establishment of the initial obligation upon actual exchanges will be accounted for in a manner consistent with the accounting for the establishment of the initial deferred tax asset under ASC 740-20-45-11(g), as an equity transaction with any subsequent change in both the deferred tax asset and corresponding obligation under the TRA reflected in income. Similar guidance is included in ASC 825-20-30-4 and 35-1. Registration payment arrangements that are recorded at inception as a contingent liability are included in the allocation of proceeds from the related financing transaction. However, subsequent changes to that initial contingent liability recognized are included in earnings. The Company also considered by analogy the guidance related to the accounting for contingent consideration in a business combination in ASC 805-30 -35-1. While the initial amount for contingent consideration is recognized as part of the business combination, changes in the fair value of contingent consideration that are classified as an asset or liability are generally recognized in earnings. The Company will account for the related deferred tax assets under ASC 740 and will reduce the deferred tax assets with a valuation allowance to the extent the Company estimates that it will not realize the full benefit represented by the deferred tax asset.

The Company considers the obligation under the TRA a contingent liability in scope of the guidance in ASC 450 as the Company will be contingently obligated to make payments under the TRA depending on one or more future events occurring or failing to occur. The amounts payable under the TRA are not assured either as to amount or timing and the Company will not be obligated to make a payment under the TRA until tax benefits of the transactions have been realized. Amounts payable under the TRA are contingent upon, among other things, occurrence of actual exchanges and generation of future taxable income over the term of the TRA. If the Company does not have sufficient taxable income to utilize the deductions in the future, payment will not be required in the future. As such, the obligations under the TRA would only be recorded when they meet the definition of a contingent liability under ASC 450, i.e. when the recognition threshold of probable and reasonably estimable is met. In addition, we understand that other registrants with similar tax receivable agreements have accounted for the obligation under that agreement using an ASC 450 approach.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89

24.	Staff’s Comment: Please discuss in the appropriate section(s) the spread between yield on assets and cost of funds. Please also discuss, if material, changes in historical spreads.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages 90, 91, 97, 103 and 104 accordingly.

25.	Staff’s Comment: Please disclose the geographic diversification of your collateral.

Response: The Company respectfully acknowledges the Staff’s comment, and directs the Staff’s attention to the pie chart on page 86 of Amendment No. 1, which provides disclosure regarding the geographic diversification of our loan portfolio. As further clarified on pages 86 and 87 of Amendment No. 1, the commercial real estate collateral underlying our CMBS and U.S. Agency Securities portfolios is located throughout the United States, and no material portion of the real estate collateral is concentrated in any one location. The geographic diversification of our owned real estate as of June 30, 2013 is set forth on page 148 of Amendment No. 1.

Net interest income, page 96 and 100

26.	Staff’s Comment: We note the response to comment five of our letter dated June 27, 2013 relating to Amendment No. 1 to Form S-4 of LCFH (File No. 333-188224) with respect to your exclusion of hedging interest expense from your discussion of your total cost to borrow funds. You state that you use derivative hedges to hedge the interest rate risk of your long term assets and not the risks related to your liabilities. Please reconcile this assertion with your disclosure on page 121 that interest rate swap and futures agreements are utilized to hedge against future interest rate increases on your borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. Please clarify.

August 21, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 18, 90, 97, 103, 120 and 123 of Amendment No. 1. The intention of the revisions is to clarify that the Company does use derivative instruments to provide portfolio-wide hedges against the risks related to the Company’s liabilities as well as its assets, and in particular, against two major components of interest rate risk: (1) the risk of adverse impacts on net interest income arising from fixed/floating interest rate mismatches (where fixed rate assets are financed with floating rate liabilities or vice versa) and (2) the risk of adverse changes in the value of fixed rate assets that result from interest rate changes.

27.	Staff’s Comment: Given your assertion that you use derivative hedges to hedge the interest rate risk of your long term assets and the disclosure on pages 98 and 102 that you employ these derivative hedges in an effort to hedge the net interest income you earn against the impact of changes in interest rates, please explain to us your basis for not considering derivative results related to hedging net interest in your analysis and discussion of your net interest income.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 90, 96, 102 and 122 of Amendment No. 1 to include an additional non-GAAP measure of the Company’s “cost of funds” that includes interest expense as reported on our consolidated statements of income, adjusted to include the net interest expense component associated with our interest rate hedging activities. The Company has also added a computation of “interest income, net of cost of funds,” another non-GAAP measure that the Company believes represents a more comprehensive measure of the net interest results. The Company has provided a reconciliation of such items to the nearest applicable GAAP measure.

Critical Accounting Policies

Real Estate Securities, page 113

28.	Staff’s Comment: Please tell us with more specificity how you evaluated the characteristics of the interest-only securities in determining that they qualify for the exemption from derivative accounting afforded by ASC 815-10-15-72 and 73.

Response: The Company has divided its evaluation of the characteristics of its interest-only securities relative to the guidance in ASC 815-10-15-72 and 73 in two categories: CMBS interest-only securities and Agency interest-only securities.

The Company has determined that the CMBS interest-only securities owned by the Company qualify for the exemption from derivatives accounting afforded by ASC 815-10-15-72 and 73. More specifically, each of the Company’s CMBS interest-only securities meet both of the exemption criteria cited in ASC 815-10-15-72 by virtue of sharing the following two required characteristics.

Each CMBS interest-only security:

1.	“Represents the right to receive only a specified proportion of the contractual interest cash flows of a specific debt instrument or a specified proportion of the contractual principal cash flows of that debt instrument,” and

2.	“Does not incorporate any terms not present in the original debt instrument.”

In the case of each of the two required criteria above, as well as with respect to the criteria discussed in the following paragraph, the debt instruments referenced are the underlying mortgage loans which have been securitized in conjunction with the issuance of the CMBS interest-only securities.

Each CMBS interest-only security also meets the criteria for exemption under ASC 815-10-15-73 as each CMBS interest-only security provides for “an allocation of a portion of the interest or principal cash flows of a specific debt instrument as reasonable compensation for stripping the instrument or to provide adequate compensation to a servicer.” Our review of the servicer compensation resulted in a determination that, in the case of each of the Company’s CMBS interest-only securities, the compensation was consistent with industry standards. Also, there are no allocations of a portion of the interest or principal cash flows of a specific debt instrument to provide for a guarantee of payments, for servicing in excess of adequate compensation, or for any other purpose.”

The Company has also evaluated the characteristics of its Agency interest-only securities and determined that they do not qualify for the exemption from derivatives accounting afforded by ASC 815-10-15-72 and 73. More specifically, each of the Company’s Agency interest-only securities did not meet the exemption criteria cited in ASC 815-10-15-73 by virtue of the existence of an allocation of a portion of the interest or principal cash flows of the underlying debt instruments to provide for a guarantee of payments and as a result, the Company has determined that it was necessary to evaluate the Agency interest-only securities in accordance with ASC 815.

Furthermore, the Company has concluded that its Agency interest-only securities are not derivatives in their entirety, as they require an up front payment amount that is equivalent to the amount determined by applying the effective notional amount to the underlying debt instrument and adjusted for the time value of money (ASC 815-10-15-97). However the Company concluded that by virtue of the prepayment restrictions and risk associated with the underlying debt instruments, the securities contain an embedded derivative which should be reported at fair value on the Company’s consolidated balance sheet, and the related unrealized gain or loss should be recognized in earnings on the consolidated statements of income. The Company acknowledges that there is diversity in practice in the treatment of these embedded derivatives and their host instruments, and there is a practical challenge in valuing these types of embedded derivatives. As a result, the Company observes that in practice most registrants record the entire hybrid instrument at fair value with changes in fair value recorded in current period earnings. Accordingly, the Company has determined that it should record its Agency interest-only securities at fair value through earnings in accordance with ASC 815-15-25-52 and 53 since the embedded derivative portion cannot be reliably estimated.

The Company considered the guidance in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), and has concluded that the errors in accounting for its Agency interest-only securities are not material to the financial statements for any period presented when taken as a whole, both on a quantitative and qualitative basis.

Accordingly, the Company is revising its financial statements as of and for the years ended December 31, 2010, 2011 and 2012 to reflect the proper accounting and presentation for these securities for all periods presented. The Company’s financial statements as of June 30, 2013 and for the six month periods ended June 30, 2012 and 2013, which have previously been distributed to the Company’s bond holders and investors are similarly being revised and included in Amendment No. 1. The Company has disclosed the impact on the financial statements in Note 2 to the annual financial statements and Note 2 to the financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012.

August 21, 2013

Our Current Financing Strategies, page 132

Investment Process, page 133

29.	Staff’s Comment: We note your disclosure that you award your originators annual bonuses. If material, please disclose the aggregate bonus amount paid to originators last year.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 136 of Amendment No. 1 accordingly.

Property, page 144

30.	Staff’s Comment: Please disclose whether you provide rent concessions or abatements and the impact of any concessions or abatements.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 147 of Amendment No. 1 accordingly.

August 21, 2013

Certain Relationships and Related Party Transactions, page 163

Meridian Loan Referral Agreement, page 165

31.	Staff’s Comment: We note your disclosure that you may pay fees for commercial real estate loans referred by Meridian. Please disclose the aggregate fees paid in the past year to Meridian.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 169 of Amendment No. 1 to include aggregate fees paid to Meridian in 2012. The Company has also included the Meridian Loan Referral Agreement as exhibit 10.11 to the Registration Statement.

Tax Receivable Agreement, page 165

32.	Staff’s Comment: We note your disclosure that the “payments under the tax receivable agreement are not conditioned upon any persons continued ownership of us.” Please explain the circumstances under which you would continue to make payments to a party that no longer owned units.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 170 of Amendment No. 1 accordingly.

Principal Stockholders, page 169

33.	Staff’s Comment: In footnotes 4 and 5, please identify the natural persons who have or share voting or investment power for each entity. Please refer to Instruction 2 to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment with respect to the natural persons who have or share voting or investment power for Alberta Investment Management Corporation (“AIMCo”) and OMERS Administration Corporation (“OMERS”). The Company respectfully advises the Staff that AIMCo and OMERS are Canadian sovereign pension funds. Based on a survey of recent IPO filings for companies in which AIMCo and/or OMERS have invested, the Company believes its disclosure is consistent with industry practice for these entities.

August 21, 2013

Executive Compensation, page 152

34.	Staff’s Comment: We note that you have provided disclosure for only three named executive officers; however it appears, from your disclosure starting on page 147, that you have more officers for which compensation disclosure would be required under Item 402 of Regulation S-K. Please revise or advise as appropriate.

Response: The Company respectfully advises the Staff that it is filing as an Emerging Growth Company under the JOBS Act. Pursuant to the JOBS Act, the Company may comply with the more limited executive compensation disclosure requirements of Item 402 of Regulation S-K as though it were a smaller reporting company. Accordingly, the Company generally is providing the scaled executive compensation disclosure permitted by the JOBS Act in its registration statement, which, in the case of the Company, only requires disclosure of the individuals serving as the Company’s principal executive officer during the last completed fiscal year and the Company’s two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year.

Exhibits, page II-5

35.	Staff’s Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of your Articles of Incorporation must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: The Company will file all required exhibits as promptly as possible, and has filed the current executed Certificate of Incorporation with Amendment No. 1. Draft copies of the required legal opinions have been filed confidentially as correspondence. The Company intends to file all of the required legal opinions as exhibits to the Registration Statement when the Registration Statement is publicly filed. The Company does not intend to file final executed copies of certain of the agreements because they will be entered into concurrently with the effectiveness of the Registration Statement and not prior thereto. The Company intends to file as exhibits, as soon as practicable in a subsequent filing, the “form of agreements,” which will be substantially similar to the versions of such agreements that will be entered into (with the exception of filling in the dates thereof and signatories thereto).

August 21, 2013

36.	Staff’s Comment: We note your disclosure on page 2 regarding your outstanding and committed debt financing. Please file the agreements associated with this financing in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file the agreements.

Response: The Company respectfully advises the Staff that the Company has concluded that the agreements governing its financing arrangements are not material to it because the Company is not substantially dependent on financing under any single financing agreement and its typical utilization under its committed facilities is substantially less than the total committed amounts available under those facilities. Consequently, the Company respectfully advises the Staff that it does not believe that it is required to file those agreements pursuant to Item 601(b)(10) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc: Mr. Marc Fox